Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

Canarc Discovers New High-Grade Gold Prospect, Assaying up to 18.7 g/t, at its Hard Cash Project, Nunavut, Canada
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Vancouver, Canada – December 19, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) announces positive results from its 2019 exploration program of geochemical soil and rock sampling and geological mapping on the Hard Cash gold property in the Rankin-Ennadai greenstone belt of southwestern Nunavut.

Mapping and sampling identified a new high-grade gold prospect, the Dryland zone, with rock samples assaying up to 18.7 gpt Au. The program also confirmed and expanded the main Swamp zone and the Malachite and Pond gold prospect areas, which lie within long, broad, gold-bearing, quartz-sericite-carbonate, schistose alteration zones marking structural deformation corridors within mafic volcanic rocks.

Scott Eldridge, Canarc CEO, stated: “Our exploration program this year successfully discovered the new, high grade Dryland gold prospect and expanded and refined the main Swamp gold trend, as well as deepening our understanding of the broad controls on gold mineralization. We look forward to drill testing of our highest priority targets at Hard Cash in the summer of 2020”.

The new Dryland gold zone consists of gold bearing, sulfide-quartz veins within quartz-sericite-carbonate altered mafic volcanic rocks along a 400m long trend where 10 of the 20 rock-chip samples exceeded 3 gpt Au. A sample of quartz-vein float on trend 400m to the southwest assayed 20 gpt Au and indicates the zone may exceed 800 m in length.

Like the Swamp zone, the Dryland zone corresponds with a sharp northeast-trending break in the airborne magnetic data indicating it may lie along a significant structure. Dryland may be part of a much longer trend (~2.4 km) connecting Dryland with the Malachite zone (Figure 1). The discovery of Dryland illustrates the early-stage exploration level of the project and the potential to discover new high-grade mineralization through focused field work.

New rock sampling yielded assays up to 13.9 gpt Au at the Swamp zone, 15.9 gpt Au at Malachite and 1.5 gpt Au at the Pond zone. Multi-element (gold, silver, tungsten, antimony, copper, bismuth) anomalies in the 2019 district-scale soil survey extended known gold-mineralized areas, including a possible link between the Dryland and Malachite zones where there is no outcrop or vein float. The 2019 program also refined the understanding of the structural and geophysical setting and the hydrothermal alteration characteristics of the mineralized areas throughout the project.

Rock Sampling

Rock-chip sampling focused on areas within the main deformation corridors outside of the Swamp zone. Of 91 samples collected, 26 exceeded 1 gpt Au, 16 exceeded 3 gpt Au and the maximum was 20 gpt Au. The rock sampling program was successful in refining the Swamp trend and identifying new gold occurrences which warrant follow-up.

Figure 1. Gold prospect map showing gold results in rock samples, mapped alteration zones, and total magnetic intensity airborne data. Rock samples include results from 2019, 2018 and 2016.

Soil Sampling

Soils were collected from a weakly developed A-B horizon, which gathers metals mobilized from weathered bedrock through the thin and variable glacial till. The survey (523 samples) covered a strike length of 5 km and a width of up to 2.5 km, with a line spacing of 100 m (25 m sample spacing) in the area of the Swamp trend and 200 m (50-m sample spacing) in step-out areas. The maximum soil gold value was 0.173 gpt Au.

Swamp Trend

The Swamp trend corresponds to a deformation corridor of intensely foliated quartz-sericite-carbonate altered mafic volcanic rocks with quartz-carbonate veining, sulfides and occurrences of high-grade gold in quartz veins assaying up to 174 gpt Au (historic sampling). Based on coincident alteration zones, magnetic lows and anomalous gold, the width of the structural deformation corridor is at least 200 m, over a strike length of 1.5 km (Figure 2. Swamp Prospect Map showing anomalous rock samples, alteration zones and aeromagnetic anomalies).

Figure 2. Swamp trend showing gold results in rocks, mapped alteration zones, and total magnetic intensity airborne data. Rock samples include results from 2019, 2018 and 2016.

Drill Targets

Canarc plans to conduct a Phase 1 drill program at Hard Cash in the summer of 2020. Details will be released in the new year. The four highest-priority targets, Swamp, Pond, Dryland and Malachite, are each characterized by:

1) high grade gold in early- to late-stage quartz-sulfide veins
2) quartz-sericite-carbonate schistose alteration zones
3) intense polyphase deformation and tight-spaced crenulated foliation
4) topographic lows reflecting the recessively weathering alteration zones
5) geochemical soil gold-tungsten anomalies with spotty antimony-copper
6) linear aeromagnetic anomalies reflecting the strongly deformed structural breaks
7)  linear electromagnetic (EM) resistivity high at Swamp

QA/QC

The soil and rock sampling were completed by experienced personnel from Aurora Geosciences Ltd. of Yellowknife. Geological mapping, sampling and compilation work was completed by Dr. Alan J. Wainwright, PhD PGeo, a consultant to Canarc. Soil samples were dried in kraft bags and sealed in plastic bags prior to shipping. Rock samples were collected in plastic bags and sealed in the field prior to shipping. Soil and rock samples were analyzed at ALS Global labs in Vancouver, along with blanks and gold standards as analytical control samples. Dr. Jacob Margolis, Canarc’s Vice President of Exploration, is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.